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News Release
For immediate release

BCE Executives accept new assignments with outside corporations

MONTRÉAL, Québec, June 25, 2008 - BCE Inc. today announced senior executives Patrick Pichette and L. Scott Thomson have been named to new positions with two global companies.

Pichette, President, Operations, has been named Senior Vice-President and Chief Financial Officer of Google Inc. effective August 12, 2008.

Thomson, BCE’s Executive Vice-President, Corporate Development and Planning, has been named Executive Vice-President, Finance and Chief Financial Officer (CFO) of Talisman Energy Inc., effective July 2, 2008.

“When Patrick joined BCE in 2001, his first assignment was to introduce immediate improvements to the company’s financial information and performance management systems,” said Michael J. Sabia, Chief Executive Officer of BCE Inc. “As President of Network Operations, Patrick built a new operating model for Bell’s network based on world-class manufacturing and production processes and a total focus on the customer. Patrick also took on a pivotal role working in negotiating new, more flexible work rules to improve the ability of Bell’s technical team to serve customers in an increasingly competitive environment.”

“Scott was central to BCE’s $52 billion project to take the company private – the largest transaction of its kind in the world,” said Mr. Sabia. “Scott’s leadership of BCE’s mergers and acquisitions group, that completed a series of transactions including the sale of Telesat, contributed to the successful execution of the strategy to return the company to its core communications roots and surfaced tremendous value for BCE shareholders.”

“We wish both Patrick and Scott every success in their new roles with these leading companies and thank them for their exceptional contributions to BCE and Bell.”

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:

Pierre Leclerc Media Relations 514-391-2007, 1 877 391-2007 pierre.leclerc@bell.ca	Thane Fotopoulos Investor Relations 514-870-4619 thane.fotopoulos@bell.ca